SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                      American Mortgage Acceptance Company
                  (formerly American Mortgage Investors Trust)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Shares of beneficial interest, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  027568-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J. Michael Fried, c/o Phoenix Realty Group LLC
                         535 Madison Avenue, 26th Floor
                    New York, New York 10022, (212) 207-1999
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.                              13D                   Page  1 of  6 Pages
027568-10-4

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

J. Michael Fried

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                PF/OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         182,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         182,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    191,975*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------
*  See Item 5 for relevant disclaimer.

CUSIP No.                              13D                   Page  2 of  6 Pages
027568-10-4

This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the even tdate of March 6, 2000 (the "Schedule 13D") of American Mortgage Acceptance Company filed by J. Michael Fried.

________________________________________________________________________________
Item 1.  Security and Issuer.

          The text of Item 1 to the Schedule 13D is not amended.

________________________________________________________________________________
Item 2.  Identity and Background.

          The text of Item 2 to the Schedule 13D is not amended.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          The text of Item 3 to the Schedule 13D is amended and restated in its entirety as follows:

          $741,785 of the funds used to purchase the Voting Shares (as defined in Item 5(a) below) were personal funds of the Reporting Person and his wife, Janet C. Fried. $831,135 of the funds used to purchase the Voting Shares (as defined in Item 5(a) below) were borrowed through margin accounts with Chase Investment Services Corp. and Charles Schwab & Co.

          With respect to the Advisor Shares (as defined in Item 5(a) below), on information and belief, the Reporting Person understands that approximately 38,000 of such shares were issued to the Advisor by the Issuer in connection with the organization of the Issuer and approximately 10,000 of such shares were purchased by the Advisor using its own funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          The text of Item 4 to the Schedule 13D is amended and restated in its entirety as follows:

          The Reporting Person has acquired the Voting Shares for investment purposes. The Reporting Person may effect additional purchases on the open market at appropriate prices. The Reporting Person will seek to explore with management ways to increase shareholder value through various strategies which may include, among others, expansion of mortgage origination sources; potential consolidation with larger similar companies; and/or current liquidation of the Issuer. The Reporting Person may initiate discussions with shareholders regarding ways to increase shareholder value.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          The text of Item 5 to the Schedule 13D is amended and restated in its entirety as follows:

          (a) The Reporting Person owns beneficially and of record 182,700 shares of beneficial interest of the Issuer (the "Voting Shares"), which represent approximately 4.8% of the issued and outstanding shares of beneficial interest of the Issuer. 77,200 of the Voting Shares are held in an account of which the Reporting Person is the sole owner. 105,500 of the Voting Shares are held by the Reporting Person in a joint account with Janet C. Fried, the wife of the Reporting Person. The Reporting Person has sole voting and dispositive power with respect to all of the Voting Shares.

          In addition to the Voting Shares, the Reporting Person is the beneficial owner of a 19.2% economic interest in Related AMI Associates, Inc. (the "Advisor"), the advisor to the Issuer, and the Advisor is the record and beneficial owner of 48,308 shares of beneficial interest of the Issuer (the "Advisor Shares"). Pursuant to an agreement between Related Capital Company ("Related"), an entity controlled by the Reporting Person and the Reporting Person, Related has sole control of the voting and dispositive rights with respect to the Advisor Shares. See Item 6 below. The Reporting Person is not an officer or director of Related and does not by contract or otherwise have any control over the business or operations of Related. Therefore the Reporting Person disclaims any voting or dispositive power with respect to the Advisor Shares, although the Reporting Person may be deemed to be the beneficial owner of 9,275 of the Advisor Shares, representing 0.24% of the outstanding shares of beneficial interest of the Issuer.

          Therefore the Reporting Person may be deemed to be the beneficial owner of 191,975 shares of beneficial interest of the Issuer, representing approximately 5.0% of the outstanding shares of beneficial interest of the Issuer.

          (b) The Reporting Person has sole voting and dispositive power with respect to 182,700 shares of beneficial interest of the Issuer. Based on the retention by an unaffiliated third party of sole voting and dispositive power with respect to the Advisor Shares, the Reporting Person disclaims beneficial ownership of the 48,308 Advisor Shares.

          (c) In addition to the purchases reflected in the Schedule 13D, which are incorporated herein by reference, in the past sixty days, the Reporting Person has purchased the following number of shares of beneficial interest of the Issuer in open market transactions through an American Stock Exchange specialist broker, on the dates and for the prices indicated below:


  Date      Action              Security                  Price ($)    Shares
  ----      ------              --------                  ---------    ------
3/14/00      Buy       American Mortgage Acceptance Co.     8.5         1,200
3/15/00      Buy       American Mortgage Acceptance Co.     8.5         1,800
3/20/00      Buy       American Mortgage Acceptance Co.     8.5           200
3/20/00      Buy       American Mortgage Acceptance Co.     8.625       2,800



(d)  None.

(e)  Not applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The text of Item 6 to the Schedule 13D is not amended.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          The text of Item 7 to the Schedule 13D is not amended.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    March 28, 2000
                                        ----------------------------------------
                                                         (Date)


                                               /s/  J. Michael Fried
                                        ----------------------------------------
                                                       (Signature)


                                             J. Michael Fried / President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).